

December 13, 2012

Via E-mail
Trevor P. Bond
Corporate Property Associates 18 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 18 – Global Incorporated**
> **Registration Statement on Form S-11**
> **Filed November 21, 2012**
> **File No. 333-185111**

Dear Mr. Bond:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 5 of our letter dated October 11, 2012, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Market Regulation in prior no-action letters.

Cover

2.   We note your statement on page 11 that you are under no obligation to conclude a liquidity event within a set time. Please revise your cover page and summary risk factors to clarify that there is no requirement for you to ever provide liquidity.

Prospectus Summary, page 15

Compensation, page 22

3.   In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor and break out the amounts paid pursuant to reimbursement provisions.

4.   We note your response to comment 9 of our letter dated October 11, 2012. We reissue our comment in part. Please revise the table to provide the estimated maximum amount to be paid for each category. Please note that, disclosure regarding the maximum payable should take into account your ability to leverage your investments up to 75%. This disclosure should be presented in the table, not in the footnotes. Further, please separately disclose the maximum amounts that will be paid by each class of shareholders, based on your current expectations on the amount you will sell of each class. Please make similar revisions to the table starting on page 61.

5.   Please revise the first column to disclose the type of fee, such as asset management fee or incentive fee. Please make similar revisions to the table starting on page 61.

6.   It appears that the organizational and offering costs listed will exceed 4% of the minimum proceeds. To the extent your organization costs exceed 4% of the minimum, please clarify who will be responsible for those additional costs and whether such party is obligated by contract to pay such costs.

7.   Please tell us and disclose in your amended prospectus the amount of organization and offering expenses incurred by your advisor through your next filing date or a date reasonably close thereto.

8.   We note your response to comment 11 of our letter dated October 11, 2012. Please clearly state, if true, that distributions made based on the "special general partner profits interest" will be in addition to the other fees, including the incentive fees payable to the advisor and clearly state that these amounts will not be subordinate to the shareholders receiving a 6% preferred return. We also note, in your response that you state that "there are no additional incentive fees payable to the advisor upon a listing or liquidity transaction." However, it appears that the advisor will receive a distribution upon listing or liquidation, based on your disclosure on page 31. Please advise.

9.   We note your response to comment 13 of our letter dated October 11, 2012. It is not
        clear from your response how you calculated the amount of the asset management fee.
        Please provide a detailed response to clarify how you calculated the asset management
        fee. Additionally, please clarify how you calculated the Initial Acquisition Fee, the
        Subordinated Acquisition Fee, and the Annual Distribution and Shareholder Servicing
        Fee. Please present this information to us (i) assuming no leverage and (ii) assuming
        75% leverage.

Prior Programs, page 79

Information about Completed and Currently Operating CPA® Programs and CWI from January
1, 2002 through December 31, 2011, page 87

Distribution Coverage, page 87

10.   We note your response to prior comment 15. Please tell us why certain of the amounts
        presented do not agree to the respective companies' publicly available periodic filings.
        Specifically, Net cash provided by operating activities for fiscal years 2010 and 2009 for
        each of CPA®:17 – Global, CPA®:16 – Global, and CPA®:15 differ herein from such
        publicly available filings. Please advise or revise.

Management, page 97

11.   We note your response to comment 18 of our letter dated October 11, 2012. In response
        to our comment, you removed the disclosure regarding "Additional Management of W.P.
        Carey and Its Affiliates." Please tell us why you believe these individuals should not be
        considered significant employees under Item 401(c) of Regulation S-K. Further, we note
        that you removed the disclosure regarding Mr. Kader; however, he continues to sign your
        document as your Chief Accounting Officer. Please provide the disclosure required by
        Item 401 of Regulation S-K regarding Mr. Kader.

Investment Objectives, Procedures, and Policies, page 117

12.   We note your response to comment 20 of our letter dated October 11, 2012. Based on
        your current expectations and estimates, please revise your disclosure to clarify you could
        invest in any of the asset classes, including all at the riskier end of the spectrum and
        revise the risk factors accordingly.

Annex A – Prior Performance Tables

13.   We note your response to comment 25 of our letter dated October 11, 2012. We reissue
        our comment. Even though you are conducting a follow-on offering for CPA 17, the
        initial offering closed. In light of this, information should be presented related to the
        offering that closed. Further, please revise to provide disclosure with respect to the

programs on an individual basis rather than on an aggregated basis, and please ensure that you include all of the programs required by the tables.

Table IV, page A-6

14.   Please ensure that you include all of the line items required by Guide 5. For example only, we note that you have omitted the line item "Receivable on Net Purchase Money Financing."

Table V, page A-7

15.   We note that certain column headings do not correspond to the headings required by Guide 5. Please revise or advise.

Draft Tax Opinion

16.   We note your references to representations and statements in the third paragraph. Please revise to clarify that you are referring to representations and statements of officers and employees as to questions of fact or explain to us how this assumption is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Kathleen L. Werner, Esq. (*via e-mail*)